     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1996
                                                              FILE NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE
                                   ACCOUNT 02

                           (EXACT NAME OF REGISTRANT)

                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              900 Cottage Grove Road, Hartford, Connecticut 06152

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (860) 726-6000

   Robert A. Picarello, Esquire              COPY TO:
Connecticut General Life Insurance      George N. Gingold,
              Company                         Esquire
      900 Cottage Grove Road           197 King Philip Drive
    Hartford, Connecticut 06152          West Hartford, CT
  (NAME AND ADDRESS OF AGENT FOR            06117-1409
             SERVICE)

            Approximate date of proposed public offering: Continuous

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
               (TITLE AND AMOUNT OF SECURITIES BEING REGISTERED)

    An indefinite amount of the securities being offered by the Registration Statement has been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. The initial registration fee of $500 was paid with the declaration.

    The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    It is proposed that this filing will become effective:
_________ immediately upon filing pursuant to paragraph (b) of Rule 485
_________ on _______, pursuant to paragraph (b) of Rule 485
_________ 60 days after filing pursuant to paragraph (a) of Rule 485
_________ on _______, pursuant to paragraph (a) of Rule 485

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2 LOCATION IN PROSPECTUS
------------------- -------------------------------------------------------
  1                 Cover Page Highlights

  2                 Cover Page

  3                 *

  4                 Distribution of Policies

  5                 The Company

  6(a)              The Variable Account

  6(b)              *

  9                 Legal Proceedings

  10(a)-(c)         Short-Term Right to Cancel the Policy; Surrenders;
                    Accumulation Value; Reports to Policy Owners

  10(d)             Right to Exchange for a Fixed Benefit Policy; Policy
                    Loans; Surrenders; Allocation of Net Premium Payments

  10(e)             Lapse and Reinstatement

  10(f)             Voting Rights

  10(g)-(h)         Substitution of Securities

  10(i)             Premium Payments; Transfers; Death Benefit; Policy
                    Values; Settlement Options

  11                The Funds

  12                The Funds

  13                Charges; Fees

  14                Issuance

  15                Premium Payments; Transfers

  16                The Variable Account

  17                Surrenders

  18                The Variable Account

  19                Reports to Policy Owners

  20                *

  21                Policy Loans

  22                *

  23                The Company

  24                Incontestability; Suicide; Misstatement of Age or Sex

  25                The Company

  26                Fund Participation Agreements

  27                The Variable Account

ITEM OF FORM N-8B-2 LOCATION IN PROSPECTUS
------------------- -------------------------------------------------------
  28                Directors and Officers of the Company

  29                The Company

  30                *

  31                *

  32                *

  33                *

  34                *

  35                *

  37                *

  38                Distribution of Policies

  39                Distribution of Policies

  40                *

  41(a)             Distribution of Policies

  42                *

  43                *

  44                The Funds; Premium Payments

  45                *

  46                Surrenders

  47                The Variable Account; Surrenders, Transfers

  48                *

  49                *

  50                The Variable Account

  51                Cover Page; Highlights; Premium Payments; Right to
                    Exchange for a Fixed Benefit Policy

  52                Substitution of Securities

  53                Tax Matters

  54                *

  55                *

* Not Applicable

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                                                                     [LOGO]
CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02

HOME OFFICE LOCATION:             MAILING ADDRESS:
900 COTTAGE GROVE ROAD            CIGNA INDIVIDUAL INSURANCE
BLOOMFIELD, CONNECTICUT           CORPORATE VARIABLE PRODUCTS SERVICE CENTER
                                  ROUTING S-324
                                  HARTFORD, CT 06152-2324
                                  (860)(726-7154)

--------------------------------------------------------------------------------
         THE CORPORATE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This prospectus describes a flexible premium variable life insurance contract ("Policy") offered in an individual form by Connecticut General Life Insurance Company ("the Company"). This Policy is intended to provide life insurance benefits. It allows flexible premium payments, a choice of underlying funding options, and a choice of three death benefit options. Its value will vary with the investment performance of the underlying funding options selected, as may the death benefit payable by the Company upon the death of the Insured. Policy values may be used to continue the Policy in force, may be borrowed within certain limits, and may be fully or partially surrendered. Annuity settlement options equivalent to the Death Benefit are available for payment to the Beneficiary upon the death of the Insured.

    The Company offers sixteen funding vehicles under a Policy through the Separate Account, each a diversified open-end management investment company (commonly called a mutual fund) with a different investment objective: Alger American Fund -- Small Cap Portfolio, MidCap Growth Portfolio and Growth Portfolio; CIGNA Variable Products Group -- Money Market Fund; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio and High Income Portfolio; Fidelity Variable Insurance Products Fund II -- Index 500 Portfolio and Investment Grade Bond Portfolio; Janus Aspen Fund -- Short-Term Bond Portfolio and Worldwide Growth Portfolio; MFS-Registered Trademark- Variable Insurance Trust-Registered Trademark- -- MFS Emerging Growth Series and MFS Total Return Series; Templeton Variable Insurance Products Series Fund -- Templeton International Fund; OCC Accumulation Trust -- OCC Equity Portfolio, OCC Managed Portfolio and OCC Small Cap Portfolio.

    The fixed interest option offered under the Policy is the Fixed Account. Amounts held in the Fixed Account are guaranteed and will earn interest at a rate equal to the lesser of 4% per year or the prevailing 30 day Treasury Bill Rate as of the last day of the preceding calendar month. Unless specifically mentioned, this prospectus only describes the variable investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance policy with this Policy. This entire Prospectus, and those of the Funds, should be read carefully to understand the Policy being offered.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE POLICIES OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        PROSPECTUS DATED: JULY   , 1996

                               TABLE OF CONTENTS

                                                     PAGE
                                                  -----------
Definitions.....................................           3
Highlights......................................           5
  Initial Choices...............................           5
  Charges and Fees..............................           5
The Company.....................................           6
The Variable Account............................           7
The Funds.......................................           7
  General.......................................          12
  Substitution of Securities....................          12
  Voting Rights.................................          12
  Fund Participation Agreements.................          12
Death Benefit...................................          13
    Death Benefit Options.......................          13
    Changes in Death Benefit Option.............          13
    Payment of Death Benefit....................          14
    Changes in Specified Amount.................          15
Premium Payments; Transfers.....................          15
    Premium Payments............................          15
    Allocation of Net Premium Payments..........          16
    Transfers...................................          16
Charges; Fees...................................          17
    Premium Load................................          17
    Policy Issue Fee............................          17
    Monthly Deductions..........................          17
    Administrative Fee..........................          18
    Transaction Fee for Excess Transfers........          18
    Mortality and Expense Risk Charge...........          18
    Surrenders During First Two Policy Years --
     Refund of Portion of Premium Load..........          18
The Fixed Account...............................          19
Policy Values...................................          19
    Accumulation Value..........................          19
    Variable Accumulation Unit Value............          20
    Surrender Value.............................          20
Surrenders......................................          20
    Partial Surrenders..........................          20
    Full Surrenders.............................          20

                                                     PAGE
                                                  -----------
    Deferral of Payment and Transfers...........          21
Lapse and Reinstatement.........................          21
    Lapse of a Policy...........................          21
    Reinstatement of a Lapsed Policy............          21
Policy Loans....................................          21
Settlement Options..............................          22
Additional Insurance Benefit....................          23
Other Policy Provisions.........................          23
    Issuance....................................          23
    Short-Term Right to Cancel the Policy.......          23
    Policy Owner................................          23
    Beneficiary.................................          23
    Right to Exchange for a Fixed Benefit
     Policy.....................................          24
    Incontestability............................          24
    Misstatement of Age.........................          24
    Suicide.....................................          24
    Nonparticipating Policies...................          25
Tax Matters.....................................          25
    Policy Proceeds.............................          25
    Taxation of the Company.....................          26
    Section 848 Charges.........................          26
Other Matters...................................          27
    Directors and Officers of the Company.......          27
    Distribution of Policies....................          27
    Changes of Investment Policy................          28
    Other Contracts Issued by the Company.......          28
    State Regulation............................          28
    Reports to Policy Owners....................          28
    Advertising.................................          29
    Legal Proceedings...........................          29
    Experts.....................................          29
    Registration Statement......................          29
    Financial Statements........................          29
Appendix 1......................................          30
    Illustration of Accumulation Values,
     Surrender Values, and Death Benefits.......          30

DEFINITIONS

ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.

ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Account Sub-Account.

ADDITIONAL PREMIUMS: Any premium paid in addition to Planned Premiums.

CASE: A group of Policies covering individuals with common employment or other relationship, independent of the Policies.

CERTIFICATE: The document which evidences the coverage of an Insured in a Case.

CODE: The Internal Revenue Code of 1986, as amended.

CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance." (See "Payment of Death Benefit").

COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

DEATH BENEFIT: The amount payable to the beneficiary upon the death of the Insured in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full and overdue deductions.

DEATH BENEFIT OPTION: Any of three methods for determining the Death Benefit.

FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate equal to the lesser of 4% per year or the prevailing 30 day Treasury Bill Rate as of the last day of the preceding calendar month. Fixed Account assets are general assets of the Company held in the Company's General Account.

FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in the Company's General Account.

FUND(S): One or more of Alger American Fund -- Small Cap Portfolio, MidCap Growth Portfolio and Growth Portfolio; CIGNA Variable Products Group -- Money Market Fund; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio and High Income Portfolio; Fidelity Variable Insurance Products Fund II -- Index 500 Portfolio and Investment Grade Bond Portfolio; Janus Aspen Fund -- Short-Term Bond Portfolio and Worldwide Growth Portfolio;
MFS-Registered Trademark- Variable Insurance Trust-Registered Trademark- -- MFS Emerging Growth Series and MFS Total Return Series; Templeton Variable Insurance Products Series Fund -- Templeton International Fund; OCC Accumulation Trust -- OCC Equity Portfolio, OCC Managed Portfolio and OCC Small Cap Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund the benefits provided by the Policy.

GENERAL ACCOUNT: The Company's general asset account, in which assets attributable to the non-variable portion of Policies are held.

GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. The Company will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by the Company.

GUIDELINE ANNUAL PREMIUM: The level amount of premium payment, calculated in accordance with Rule 6e-3(T) under the Investment Company Act of 1940, required to mature the Policy under guaranteed mortality and expense charges and an annual interest rate of 5%.

INITIAL SPECIFIED AMOUNT: The amount (at least $50,000), originally chosen by the Policy Owner, initially equal to the Death Benefit including any Additional Insurance Benefit. The Initial Specified Amount may be increased or decreased as described in this Prospectus.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: The age of the Insured, to the nearest birthday, on the Issue Date.

ISSUE DATE: The date on which the Policy becomes effective, as shown in the Policy Specifications.

LOAN ACCOUNT VALUE: An amount equal to the sum of all unpaid Policy loans and loan interest.

MONTHLY ANNIVERSARY DAY: The day of the month as shown in the Policy Specifications, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month, when the Company makes the Monthly Deduction.

MONTHLY DEDUCTION: The monthly deduction made from the Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

NET AMOUNT AT RISK: The Death Benefit before subtraction of outstanding loans, if any, minus the Accumulation Value.

NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of the Premium Load, available for allocation to the Fixed Account and the Variable Account Sub-Accounts.

OWNER. The Owner on the Date of Issue will be the person designated in the Policy Specifications as having all ownership rights under the Policy. If no person is designated as Owner, the Insured will be the Owner.

PLANNED PREMIUM: The amount of premium the Policy Owner chooses to pay the Company on a scheduled basis.

POLICY: The life insurance contract described in this Prospectus, i.e., either an individual Policy or a Certificate evidencing an Insured's coverage in a Case under which flexible premium payments are permitted and the death benefit and contract values may vary with the investment performance of the funding option(s) selected.

POLICY YEAR: Each twelve-month period, beginning on the Issue Date, during which the Policy is in effect.

PREMIUM LOAD: An amount equal to 6.5% of each Premium Payment, plus 40% of the Premium Payment(s) in the first Policy Year up to one Guideline Annual Premium. In the event that the Specified Amount under a Policy is increased, an amount equal to 25% of the increase in the Guideline Annual Premium will be deducted from Premium Payments received during the 12 months following the increase.

PREMIUM PAYMENT: A premium payment made under the Policy.

RIGHT-TO-EXAMINE PERIOD: The period of time following the issuance of the Policy during which the Owner may return the Policy and receive a refund of premiums paid, the latest of (a) 10 days after the Policy and notice of withdrawal right is received by the owner, unless otherwise stipulated by state law requirements, or (b) 45 days after the application for the Policy is signed by the Owner.

SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive a Death Benefit, or in which the Owner may choose to receive payments upon surrender of the Policy, through the attachment of a rider.

SUB-ACCOUNT: That portion of the Variable Account which is invested in shares of a specific Fund.

SURRENDER VALUE: The amount an Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value plus any Premium Load credits if a surrender occurs within 24 months of issue. All of the Surrender Value may be applied to one or more of the Settlement Options.

VALUATION DAY: Every day on which Accumulation Units are valued; any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.

VARIABLE ACCOUNT: CG Corporate Insurance Variable Life Separate Account 02. Consists of all Sub-Accounts invested in shares of the Funds. Variable Account assets are kept separate from the general assets of the Company and are not chargeable with the general liabilities of the Company.

VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

CORPORATE VARIABLE PRODUCTS SERVICE CENTER: The office of the Company to which Premium Payments should be sent, notices given and any customer service requests made. Mailing address: CIGNA Individual Insurance, Corporate Variable Products Service Center, Routing S-324, Hartford, CT 06152-2324.

HIGHLIGHTS

                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed or variable basis or a combination of fixed and variable bases. The Policy's provisions may vary in some states.
INITIAL CHOICES
TO BE MADE
                    When purchasing a Policy, the Owner makes three important choices:

                    1) Selecting one of the three Death Benefit Options;
                    2) Selecting the amount of Premium Payments to make; and
                    3) Selecting how Net Premium Payments will be allocated
                       among the available funding options.
LEVEL OR VARYING
DEATH BENEFIT
                    At the time of purchase, the Policy Owner (also called the "Owner" in this Prospectus) must choose among the three Death Benefit Options. The amount payable under any option will be determined as of the date of the Insured's death. Under the level Death Benefit Option, the Death Benefit will be the greater of the Specified Amount, or the Corridor Death Benefit. Under the "return of premium" Death Benefit Option, the Death Benefit payable will be the greater of the Specified Amount plus total Premium Payments made, or the Corridor Death Benefit. Under the varying Death Benefit Option, the Death Benefit will be the greater of the Specified Amount plus the Accumulation Value, or the Corridor Death Benefit (See "Death Benefit").
AMOUNT OF
PREMIUM PAYMENT
                    At the time of purchase, the Policy Owner must also choose the amount of premium to be paid. The Owner may vary Premium Payments to some extent and still keep the Policy in force. If the Policy lapses it may be reinstated (See "Lapse and Reinstatement"). Premium Payments are refundable during the Right-to-Examine Period.
SELECTION OF
FUNDING
VEHICLE(S)
                    The Policy Owner must choose how to allocate Net Premium Payments. Net Premium Payments allocated to the Variable Account may be allocated to one or more Sub-Accounts of the Variable Account, each of which invests in shares of a particular Fund. The Initial Premium Payment will not be allocated to the Variable Account until three days following the expiration of the Right-to-Examine Period (see "Short-Term Right to Cancel the Policy"). The Fixed Account may also be elected as an allocation option. Allocations to any Sub-Account or to the Fixed Account must be in whole percentages with a minimum of 10% each. The variable portion of a Policy is supported by the Fund(s) selected as funding vehicle(s). The portion of the Variable Account Value attributable to a particular Fund through the Sub-Account of the Variable Account is not guaranteed and will vary with the investment performance of that Fund.
CHARGES
AND FEES
                    There is a 6.5% premium load on all Premium Payments, and an additional 40% premium load on Premium Payments of up to One Guideline Annual Premium in the first Policy Year. In the event that the specified amount under a policy is increased, an additional premium load of 25% of the increase in the Guideline Annual Premium will be deducted from premiums received during the 12 months following the increase.

                    Monthly deductions are made for the Cost of Insurance and any Additional Insurance Benefits.

                    A policy issue charge of $250 and monthly deductions of $8 per month are also made for administrative expenses.

                    Daily charges from Variable Account Value are made for the mortality and expense risk, currently at the annual rate of .85% during the first ten Policy Years, .35% during the eleventh through fifteenth Policy Years, and .05% thereafter.

                    Daily charges from Variable Account Value are made for administrative expenses, currently at the annual rate of .10%.

                    Investment results for each Sub-Account are affected by each Fund's daily charge for investment advisory fees; these charges vary by Fund and are shown at pp. 10-11 of this Prospectus.

                    A transaction fee of $25 is imposed for partial surrenders and for certain transfers in excess of four per Policy Year.

                    Interest is charged on Policy loans. The net interest spread (the amount by which interest charged exceeds interest credited) is currently .95% per year in the first ten Policy Years, .45% in Policy Years eleven through fifteen and .15% per year thereafter.
REDUCTION OF
CHARGES
                    This Policy is available for purchase by corporations and other groups or sponsoring organizations on a Case basis. The Company reserves the right to reduce premium loads or any other charges on certain Cases where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the Policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by the Company on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any Policy Owners.

THE COMPANY

                    The Company is a stock life insurance company incorporated in Connecticut in 1865. Its Home Office mailing address is Hartford, Connecticut 06152, Telephone (860) 726-6000. It has obtained authorization to do business in fifty states, the District of Columbia and Puerto Rico. The Company issues group and individual life and health insurance policies and annuities. The Company has various wholly-owned subsidiaries which are generally engaged in the insurance business. The Company is a wholly-owned subsidiary of Connecticut General Corporation, Bloomfield, Connecticut. Connecticut General Corporation is wholly-owned by CIGNA Holdings Inc., Philadelphia, Pennsylvania which is in turn wholly-owned by CIGNA Corporation, Philadelphia, Pennsylvania. Connecticut General Corporation is the holding company of various insurance companies, one of which is Connecticut General Life Insurance Company.

                    The Company markets the Policies through independent insurance brokers and general agents who are registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc.

                    The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted. A blanket bond for $10 million covers all of the officers and employees of the Company.

THE VARIABLE
ACCOUNT

                    CG Corporate Insurance Variable Life Insurance Separate Account 02 was established pursuant to a February 23, 1996 resolution of the Board of Directors of the Company. Under Connecticut insurance law, the income, gains or losses of the Variable Account are credited without regard to the other income, gains or losses of the Company. The Company serves as the custodian of the assets of the Variable Account. These assets are held for the Policies. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by the Company, all obligations arising under the Policies are general corporate liabilities of the Company. Any and all distributions made by the Funds with respect to shares held by the Variable Account will be reinvested in additional shares at net asset value. Deductions and surrenders from the Variable Account will, in effect, be made by surrendering shares of the Funds at net asset value. On each Valuation Day of each Fund, the Variable Account purchases or redeems Fund shares based on a netting of all transactions for that day. Shares of the Funds held in the Variable Account are held by the Company through an open account system, which makes unnecessary the issuance and delivery of stock certificates.

                    The Variable Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the Variable Account or the Company's management or investment practices or policies by the Commission. The Company does not guarantee the Variable Account's investment performance.

                    The Company has four other separate accounts registered as unit investment trusts with the Commission, two for the purpose of funding the Company's variable annuity contracts, and two for the purpose of funding other variable life insurance policies of the Company.

THE FUNDS

                    Each of the sixteen Sub-Accounts of the Variable Account is invested solely in the shares of one of the sixteen Funds available as funding vehicles under the Policies. Each of the Funds is a series of one of eight entities, all Massachusetts or Delaware business trusts. Each such entity is registered as an open-end, diversified management investment company under the Investment Company Act of 1940. These entities are collectively referred to herein as the "Series Funds."

                    The eight Series Funds and their Investment advisers and distributors are:

                        Alger American Fund ("Alger Trust") managed by Fred Alger Management, Inc., 75 Maiden Lane, New York, NY 10038; and distributed by Fred Alger & Company, Incorporated, 30 Montgomery Street, Jersey City, NJ 07302;

                        CIGNA Variable Partners Group ("CIGNA Funds"), managed by CIGNA Investments, Inc. and distributed by CIGNA Financial Advisors, Inc., 900 Cottage Grove Road, Hartford, CT 06152.

                        Variable Insurance Products Fund I ("Fidelity Trust I"), and Variable Insurance Products Fund II ("Fidelity Trust II"), managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;

                        Janus Aspen Series ("Janus Series"), managed by Janus Capital Corporation, 100 Fillmore Street, Suite 500, Denver, CO 80206-4923.

                        MFS-Registered Trademark- Variable Insurance
                        Trust-Registered Trademark- ("MFS Trust"), managed by Massachusetts Financial Services Company and distributed by MFS Investor Services, Inc., 500 Boylston Street, Boston, MA 02116;

                        OCC Accumulation Trust, managed by OpCap Advisors and distributed by OCC Distributors, One World Financial Center, New York, NY 10281.

                        Templeton Variable Products Series Fund ("Templeton Fund"), managed by Templeton Investment Counsel, Inc., 500 E. Broward Blvd., Broward Financial Centre, Fort Lauderdale, FL 33394-3091; and distributed by Franklin Templeton Distributors, Inc., P.O. Box 33030, St. Petersburg, FL 33733-8030;

                    Three Funds of ALGER AMERICAN Fund are available under the
                    Policies:

                        Alger American Small Cap Portfolio;
                        Alger American MidCap Growth Portfolio;
                        Alger American Growth Portfolio.

                    One Fund of the CIGNA VARIABLE PRODUCTS GROUP is available under the Policies:

                        CIGNA Variable Products Money Market Fund

                    Two Funds of FIDELITY Trust I are available under the
                    Policies:

                        Equity-Income Portfolio ("Fidelity Equity-Income
                    Portfolio").
                        High Income Portfolio ("Fidelity High Income Portfolio")

                    Two Funds of FIDELITY Trust II is available under the Policies.

                        Index 500 Portfolio ("Fidelity Index 500 Portfolio"); Investment Grade Bond Portfolio ("Fidelity Investment
                    Grade Bond Portfolio")

                    Two Funds of JANUS ASPEN Series are available under the
                    Policies:

                        Short-Term Bond Portfolio;
                        Worldwide Growth Portfolio.

                    Two Funds of MFS Trust are available under the Policies:

                        MFS Emerging Growth Series;
                        MFS Total Return Series.

                    Three Funds of OCC ACCUMULATION Trust are available under the Policies:
                        OCC Equity Portfolio;
                        OCC Managed Portfolio;
                        OCC Small Cap Portfolio.

                    One Fund of the TEMPLETON VARIABLE PRODUCTS SERIES is available under the Policies:

                        Templeton International Fund

                    The investment advisory fees charged the Funds by their advisers are shown on pages 10 and 11 of this Prospectus.

                    There follows a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    ALGER AMERICAN SMALL CAP PORTFOLIO: Seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.

                    ALGER AMERICAN MIDCAP GROWTH PORTFOLIO: Seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization between $750 million and $3.5 billion.

                    ALGER AMERICAN GROWTH PORTFOLIO: Seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.

                    CIGNA VARIABLE PRODUCTS MONEY MARKET FUND: Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

                    FIDELITY HIGH INCOME PORTFOLIO: Seeks high current income by investing primarily in all types of income-producing debt securities, preferred stocks, and convertible securities.

                    FIDELITY EQUITY-INCOME PORTFOLIO: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking to exceed the composite yield on the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

                    FIDELITY INVESTMENT GRADE BOND PORTFOLIO: Seeks high current income by investing primarily in fixed-income securities such as bonds, notes and debentures.

                    FIDELITY INDEX 500 PORTFOLIO: Seeks to match the total return of the Standard and Poor's 500 Composite Stock Price Index while keeping expenses low. The fund will normally have 80% of its assets invested in the equity securities of companies that compose the S&P 500.

                    JANUS ASPEN SERIES SHORT TERM BOND PORTFOLIO: Seeks a high level of current income while minimizing interest rate risk by investing in shorter term fixed-income securities.

                    JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: Seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

                    MFS EMERGING GROWTH PORTFOLIO: Seeks to provide long-term growth of capital by investing in common stocks of small and medium-sized companies which have the potential for growth.

                    MFS TOTAL RETURN PORTFOLIO: Seeks primarily to provide above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

                    OCC ACCUMULATION TRUST SMALL CAP PORTFOLIO: Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalization of under $1 billion.

                    OCC ACCUMULATION TRUST MANAGED PORTFOLIO: Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessment of relative investment values.

                    OCC ACCUMULATION TRUST EQUITY PORTFOLIO: Seeks long-term capital appreciation through investment in a diversified portfolio of equity securities on the basis of a value oriented approach to investing.

                    TEMPLETON INTERNATIONAL FUND: Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

EXPENSE DATA

The purpose of the following Table is to help Purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by Purchasers assuming that all Net Premium Payments are allocated to the Variable Account. The table reflects expenses of the Variable Account as well as of the Individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate during the first ten Policy Years. It currently declines to .35% per year in the eleventh Policy Year and to .05% in the sixteenth Policy Year. The Mortality and Expense Risk Charge is guaranteed not to exceed .90% per year. The Administrative Expense Charge shown is the currently charged rate. It is guaranteed not to exceed .30% per year.

                                   FEE TABLE

                                                                             FIDELITY VARIABLE INSURANCE
                                ALGER AMERICAN FUNDS                               PRODUCTS FUNDS
                      ----------------------------------------   ---------------------------------------------------
                                           MIDCAP                  HIGH      EQUITY                    INVESTMENT
                          SMALL CAP        GROWTH     GROWTH      INCOME     INCOME     INDEX 500      GRADE BOND
                            FUND            FUND       FUND      PORTFOLIO  PORTFOLIO   PORTFOLIO       PORTFOLIO
                      -----------------   --------   ---------   --------   ---------   ----------   ---------------
SEPARATE ACCOUNT
 ANNUAL EXPENSES
Mortality and
 Expense Risk
 Charge.............        0.85%          0.85%      0.85%      0.85%      0.85%         0.85%            0.85%
Administrative
 Expense Charge.....        0.10%          0.10%      0.10%      0.10%      0.10%         0.10%            0.10%
                             ---            ---        ---        ---        ---           ---              ---
TOTAL SEPARATE
 ACCOUNT ANNUAL
 EXPENSES...........        0.95%          0.95%      0.95%      0.95%      0.95%         0.95%            0.95%

FUND PORTFOLIO
 ANNUAL OPERATING
 EXPENSES
Management Fees.....        0.85%          0.80%      0.75%      0.60%      0.51%         0.00%            0.45%
Other Expenses......        0.07%          0.10%      0.10%      0.11%      0.10%         0.28%            0.14%
                             ---            ---        ---        ---        ---           ---              ---
TOTAL FUND PORTFOLIO
 ANNUAL OPERATING
 EXPENSES...........        0.92%(1)       0.90%(1)   0.85%(1)   0.71%(2b)  0.61%         0.28%(2a)        0.59%

------------------------------
(1) Alger management has agreed to reimburse the Portfolios to the extent that the annual operating expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) of the Alger American Small Capitalization Portfolio exceed 1.50%; the Alger American Growth Portfolio exceed 1.50%; and the Alger American MidCap Growth Portfolio exceed 1.50% of the average net assets of the applicable Portfolio for any fiscal year. In addition, from time to time, Alger Management, in its sole discretion and as it deems appropriate, may assume certain expenses of one or more of the Portfolios while retaining the ability to be reimbursed by the applicable Portfolio for such amounts prior to the end of the fiscal year. This will have the effect of lowering the applicable Portfolio's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are assumed or reimbursed, as the case may be.

(2a) The Fund's expenses were voluntarily reduced by the Fund's Investment advisor. Absent reimbursement, management fee, other expenses, and total expenses would have been 0.28%, 0.19% and 0.47%, respectively.

(2b) A portion of the brokerage commissions that Equity-Income Portfolio paid were used to reduce the fund's expenses. Without this reduction, total expenses would still have been 0.71%.

The table does not reflect the monthly deductions for the cost of insurance and any riders, nor does it reflect the administrative expense monthly deduction of $8 or the $250 Policy Issue Fee. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in each Fund's Prospectus. All expenses are expressed as a percentage of average account value.

 MFS-REGISTERED TRADEMARK-                                                                         TEMPLETON       CIGNA
    VARIABLE INSURANCE                                                                             VARIABLE      VARIABLE
TRUST-REGISTERED TRADEMARK-                                              JANUS ASPEN SERIES        PRODUCTS      PRODUCTS
---------------------------           OCC ACCUMULATION TRUST            ---------------------    -------------   ---------
 EMERGING          TOTAL      ---------------------------------------   WORLDWIDE     SHORT        TEMPLETON       MONEY
  GROWTH           RETURN      SMALL CAP      MANAGED       EQUITY       GROWTH     TERM BOND    INTERNATIONAL    MARKET
  SERIES           SERIES      PORTFOLIO     PORTFOLIO     PORTFOLIO    PORTFOLIO   PORTFOLIO        FUND          FUND
-----------      ----------   -----------   -----------   -----------   ---------   ---------    -------------   ---------
   0.85%           0.85%          0.85%         0.85%         0.85%       0.85%       0.85%          0.85%        0.85%
   0.10%           0.10%          0.10%         0.10%         0.10%       0.10%       0.10%          0.10%        0.10%
    ---             ---            ---           ---           ---         ---         ---            ---          ---
   0.95%           0.95%          0.95%         0.95%         0.95%       0.95%       0.95%          0.95%        0.95%
   0.75%           0.75%          0.80%         0.80%         0.80%       0.68%       0.00%          0.49%        0.35%
   0.25%(3b)       0.25%(3b)      0.20%         0.14%         0.20%       0.22%       0.70%          0.22%        0.15%(6b)
    ---             ---            ---           ---           ---         ---         ---            ---          ---
   1.00%(3a)       1.00%(3a)      1.00%(4)      0.94%(4)      1.00%(4)    0.90%(5)    0.70%(5)       0.71%        0.50%(6a)

------------------------------
(3a) The Advisor has agreed to bear, subject to reimbursement, expenses for each of the  Emerging Growth  Series  and Total  Return  Series such  that  each
     Series'  aggregate operating  expenses shall  not exceed,  on an annualized basis, 1.00% of the average daily net assets of the Series from November 2,
     1994 through December 31,  1996, 1.25% of the  average daily net assets  of the  Series from January 1,  1997 through December 31,  1998, and 1.50 % of the average daily  net assets of  the Series from  January 1, 1999  through
     December  21, 2004; provided however that this obligation may be terminated or revised at  any time.  See "Information  Concerning the  Shares of  Each
     Series-Expenses"  below. Absent this  expense arrangement, "Other Expenses"
     for the Emerging Growth Series and  Total Return Series would be 2.16%  and
     2.02%,  respectively,  and "Total  Operating Expenses"  would be  2.91% and
     2.77%, respectively, for these Series.
(3b) Each Series has  an expense  offset arrangement which  reduces the  Series'
     custodian  fee based upon the amount of  cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other  such arrangements and directed brokerage arrangements (which would also have the effect  of reducing the Series' expenses).  Any such fee reductions are not reflected under "Other Expenses."
(4)  The annual expenses of the OCC Accumulation Trust Equity, Managed and Small
     Cap Portfolios as of  December 31, 1995 have  been restated to reflect  new management  fee and expense limitation arrangements  in effect as of May 1,
     1996. Effective May  1, 1996,  the expenses of  the Portfolios  of the  OCC
     Accumulation  Trust  are contractually  limited by  OpCap Advisors  so that their respective annualized operating expenses do not exceed 1.25% of their respective average daily net assets.  Furthermore, through April 30,  1997, the  annualized operating  expenses of  the OCC  Accumulation Trust Equity,
     Managed, and  Small Cap  Portfolios will  be voluntarily  limited by  OpCap
     Advisors  so that annualized operating expenses  of these Portfolios do not exceed 1.00% of  their respective  average daily net  assets. Without  such
     voluntary   expense  limitations,  and  taking  into  account  the  revised contractual provisions effective May 1, 1996 concerning management fees and
     expense  limitations,  the  Management  Fees,  Other  Expenses  and   Total
     Portfolio  Annual Expenses incurred for the  fiscal year ended December 31,
     1995 would have been:  .80%, .45% and 1.25%,  respectively, for the  Equity
     Portfolio;  .80%, .14% and  .94%, respectively, for  the Managed Portfolio;
     and .80%, .39% and 1.19%, respectively, for the Small Cap Portfolio.
(5)  The  fees  and  expenses  are  based  on  expenses  before  expense  offset arrangements  for the fiscal year ended  December 31, 1995. The information for the Portfolios is net of fee waivers or reductions from Janus  Capital.
     Fee  reductions for the  Worldwide Growth Portfolio  reduces the management fee to the level of the corresponding Janus retail fund. Other waivers,  if applicable,  are first applied against the  management fee and then against other expenses. Without  such waivers  or reductions,  the Management  Fee,
     Other  Expenses,  and Total  Portfolio Operating  Expenses would  have been
     0.87%, 0.22% and  1.09%, respectively, for  the Worldwide Growth  Portfolio
     and   0.65%,  0.72%  and  1.37%,  respectively,  for  the  Short-Term  Bond
     Portfolio.
(6a) CIGNA Investments,  Inc., the  fund's advisor,  has voluntarily  agreed  to reimburse  such portion of its management fee  as is necessary to cause the
     Total Fund Operating Expenses during each calendar year not to exceed 0.50%
     of the average daily net asset value of the fund. If this reimbursement  is not  sufficient to cause the Total Fund  Operating Expenses of the fund not to exceed the applicable percentage of average daily net asset value, CIGNA
     Investments, Inc. has agreed to pay such  other expenses of the fund as  is necessary  to  keep  Total  Fund  Operating  Expenses  from  exceeding  the applicable percentage. These arrangements will continue in effect until the end of the  fiscal year  ending December 31,  1996, and  afterwards to  the extent  described in the  fund's prospectus. To  the extent management fees are reimbursed by CIGNA Investments, Inc., or expenses of the fund paid  by
     CIGNA  Investments, Inc., the  total return to  shareholders will increase.
     Total return to shareholders  will decrease to  the extent management  fees are no longer reimbursed or expenses of the fund are no longer paid.
(6b) Other  Operating Expenses  are based on  estimated amounts  for the current fiscal year. Other Operating Expenses include all expenses not specifically assumed by CIGNA Investments, Inc.

                    GENERAL

                    There is no assurance that the investment objective of any of the Funds will be met. A Policy Owner bears the complete investment risk for Accumulation Values allocated to a Sub-Account. Each of the Sub-Accounts involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Policy Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by the Company (See "Premium Payments").

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of the Company, further investment in such shares should become inappropriate in view of the investment objectives of the Policies, the Company may substitute shares of another Fund. No substitution of securities in any Sub-Account may take place without prior approval of the Commission and under such requirements as it may impose.

                    VOTING RIGHTS

                    In accordance with its view of present applicable law, the Company will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Series Fund in accordance with written instructions received from persons having the voting interest in the Variable Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Series Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Series Fund not more than sixty (60) days prior to the meeting of the particular Series Fund. Voting instructions will be solicited by written communication at least fourteen
                    (14) days prior to the meeting.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of the Company and other life insurance companies. The Series Funds do not foresee any disadvantage to Policy Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Series Funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS

                    The Company has entered into agreements with the various Series Funds and their advisers or distributors under which the Company makes the Funds available under the Policies and performing certain administrative services. In some cases, the advisers or distributors may compensate the Company therefor.

DEATH BENEFIT

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available. The amount payable under each option will be determined as of the date of the Insured's death. Option B will be in effect unless Option A or Option C has been elected in the application for the Policy or unless a change has been allowed.

                    Under OPTION A the Death Benefit will be the greater of the Specified Amount (a minimum of $50,000 as of the date of this Prospectus) plus the Accumulation Value, or the Corridor Death Benefit. Option A provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options chosen.

                    Under OPTION B the Death Benefit will be the greater of the Specified Amount or Corridor Death Benefit. Option B provides a level Death Benefit until the Corridor Death Benefit exceeds the Specified Amount.

                    Under OPTION C, the Death Benefit will be the greater of the Specified Amount plus Premium Payments made, or the Corridor Death Benefit. Option C provides a Death Benefit which increases is based on Premium Payments.

                    Under each of Option A, Option B, and Option C the proceeds payable upon death will be the Death Benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full.

                    CHANGES IN DEATH BENEFIT OPTION

                    A Death Benefit Option change will be allowed upon the Owner's written request to the Corporate Variable Products Service Center in form satisfactory to the Company, subject to the following conditions:

                    - The change will take effect on the Monthly Anniversary Day following the date of receipt of the request.

                    - No change in the Death Benefit Option may reduce the
                      Specified Amount below $50,000.

                    - For changes from Option B to Option A, the new Specified
                      Amount will equal the Death Benefit less the Accumulation Value at the time of the change.

                    - For changes from Option B to Option C, the new Specified
                      Amount will equal the Death Benefit less premiums paid at the time of the change.

                    - For changes from Option A to Option B, the new Specified
                      Amount will equal the Death Benefit at the time of the change.

                    - For changes from Option A to Option C, the new Specified
                      Amount will equal the Death Benefit less premiums paid at the time of the change.

                    - For changes from Option C to Option A, the new Specified
                      Amount will equal the Death Benefit less the Accumulation Value at the time of the change.

                    - For changes from Option C to Option B, the new Specified
                      Amount will equal the Death Benefit at the time of the change.

                    PAYMENT OF DEATH BENEFIT

                    The Death Benefit under the Policy will be paid in a lump sum within seven days after receipt at the Corporate Variable Products Service Center of due proof of the Insured's death (a certified copy of the death certificate), unless the Owner or the Beneficiary has elected that it be paid under one or more of the Settlement Options (See "Settlement Options"). Payment of the Death Benefit may be delayed if the Policy is being contested.

                    While the Insured is living, the Owner may elect a Settlement Option for the Beneficiary and deem it irrevocable, and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election.

                    All or a part of the Death Benefit may be applied under one or more of the Settlement Options, or such other options as the Company may make available in the future.

                    If the Policy is assigned as collateral security, the Company will pay any amount due the assignee in one lump sum. Any excess Death Benefit due will be paid as elected.

                    A Policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under
                    Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of purchase, the Owner must choose a Policy which uses either the Guideline Premium test or the Cash Value Accumulation test. Both methods require a life insurance Policy to meet minimum ratios of life insurance coverage to Accumulation Value ("Applicable Percentages").

                    The Applicable Percentages for the Guideline Premium test are 250% through Attained Age 40, decreasing over time to 150% at Attained Age 55, 120% at Attained Age 65 and 101% at Attained Age 94 and above. The Guideline Premium test also restricts the maximum premiums that may be paid into a life insurance policy for a specified Death Benefit. The Cash Value Accumulation test does not limit premiums which may be paid but has higher required Applicable Percentages. Applicable Percentages under the Cash Value Accumulation Test for Non-Smokers decrease over time from 727% at Attained Age 20, to 378% at Attained Age 40, and to 101% at Attained Age 100.

                    See also Tax Matters.

                    CHANGES IN SPECIFIED AMOUNT

                    Changes in the Specified Amount of a Policy can be made by submitting a written request to the Corporate Variable Products Service Center in form satisfactory to the Company.

                    Changes in the Specified Amount are subject to the following conditions:

                    - Satisfactory evidence of insurability and a supplemental application may be required for an increase in the Specified Amount.

                    - An increase in the Specified Amount will result in an
                      additional Premium Load of 25% of the increase in the Guideline Annual Premium.

                    - No decrease may reduce the Specified Amount to less than
                      $50,000.

                    - No decrease may reduce the Specified Amount below the
                      minimum required to maintain the Policy's status under the Code as a life insurance policy.

PREMIUM
PAYMENTS;
TRANSFERS

                    PREMIUM PAYMENTS

                    The Policies provide for flexible premium payments. Premium Payments are payable in the frequency and in the amount selected by the Policy Owner. The initial Premium Payment is due on the Issue Date and is payable in advance. The minimum payment is the amount necessary to maintain a positive Surrender Value. The Company reserves the right to decline any application or Premium Payment.

                    After the initial Premium Payment, all Premium Payments must be sent directly to the Corporate Variable Products Service Center and will be deemed received when actually received there.

                    The Policy Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    PLANNED PREMIUMS are Premium Payments scheduled when a Policy is applied for.

                    ADDITIONAL PREMIUMS are any Premium Payments made ($500 minimum) in addition to Planned Premiums.

                    PREMIUM INCREASES. At any time, the Owner may increase Planned Premiums, or pay Additional Premiums, but:

                    - Evidence of insurability may be required if the Additional
                      Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Accumulation Value. If satisfactory evidence of insurability is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any underlying funding options.

                    - In no event may the total of all Premium Payments exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a Premium Payment would result in total Premium Payments exceeding such maximum premium limitation, the Company will only accept that portion of the Premium Payment which will make total premiums equal the maximum. Any part of the Premium Payment in excess of that amount will be returned or applied as otherwise agreed and no further Premium Payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

                    - If there is any Policy indebtedness, any additional Net
                      Premium Payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment.

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    At the time of purchase of the Policy, the Owner must decide how to allocate Net Premium Payments among the Sub-Accounts and the Fixed Account. Allocation to any one Variable Account Sub-Account or to the Fixed Account cannot be less than 10% of the Net Premium Payment, and must be in whole percentages. For each Variable Account Sub-Account, the Net Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited to the Policy is determined by dividing the Net Premium Payment allocated to the Sub-Account by the value of the Accumulation Unit for the Sub-Account.

                    During the Right-to-Examine Period, the Net Premium Payment will be allocated to the CIGNA Variable Products Group Money Market Fund of the Variable Account, and earnings credited from the Issue Date if the Premium Payment was received on or before the Issue Date. The Company will allocate the initial Net Premium Payment directly to the Sub-Account(s) selected by the Owner within three days after expiration of the Right-to-Examine Period.

                    Unless the Company is directed otherwise by the Policy Owner, subsequent Net Premium Payments will be allocated on the same basis as the most recent previous Net Premium Payment. Such allocation will occur as of the next Valuation Period after each payment is received.

                    The allocation for future Premium Payments may be changed at any time free of charge. Any new allocation will apply to Premium Payments made more than one week after the Company receives the notice of the new allocation. Any new allocation must allocate a minimum of 10% to any single funding vehicle and must be expressed in whole percents.

                    TRANSFERS

                    Values may, at any time, be transferred ($500 minimum) from one Sub-Account to another. Within the 30 days prior to each Policy Anniversary, the Owner may also transfer a portion of one or more Sub-Accounts to the Fixed Account. Transfers from the Fixed Account are allowed in the 30-day period following a Policy Anniversary and will be effective as of the next Valuation Day after a request is received in good order at the Corporate Variable Products Service Center. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. If the Fixed Account Value as of any Policy Anniversary is less than $5,000, however, this condition will not apply. The Company may further limit transfers from the Fixed Account at any time.

                    Subject to the above restrictions, up to four transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Sub-Account after a transfer must be at least $500. Transfers must be made in writing unless other arrangements have been previously approved by the Company.

                    Any transfer among the Funds or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after a written request is received at the Corporate Variable Products Service Center. Transfer requests must be received by the Corporate Variable Products Center by 4:00 Eastern Time in order to be effective that day. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account to be less than $500 will result in those remaining Accumulation Units being cancelled and their aggregate value reallocated proportionately among the other funding options chosen. The Policy Owner should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to the Sub-Accounts. See pages 8-11 of this Prospectus.

                    The Company, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

CHARGES;
FEES

                    PREMIUM LOAD

                    A deduction of 6.5% of every Premium Payment will be made to cover the premium load. An additional 40% on Premium Payments up to one Guideline Annual Premium will be deducted in the first Policy Year. In the event that the Specified Amount under a Policy is increased, an additional Premium Load of 25% of the increase in the Guideline Annual Premium will be deducted from all premiums received during the 12 months following the increase. This load represents state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. The 2.25% portion of this deduction for premium taxes may be higher or lower than the actual tax imposed by the applicable jurisdiction; it is in the mid-range of state premium taxes, which range from 1.75% to 5.0%. The Company estimates 1.25% of each Premium Payment will be used to meet federal income tax liabilities attributable to the treatment of deferred acquisition costs. The remaining 3.0% of the deduction (plus 40% up to one Guideline Annual Premium during the first Policy Year) is for sales load. There is no deferred sales charge. The sales load will not exceed maximum sales charges permitted under the 1940 Act.

                    POLICY ISSUE FEE

                    A policy issue fee of $250 is deducted from the Accumulation Value for a portion of the Company's administrative expenses.

                    MONTHLY DEDUCTIONS

                    A Monthly Deduction of $8 is made from the Net Accumulation Value for administrative expenses. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports and will not exceed the Company's costs.

                    A Monthly Deduction is also made from the Net Accumulation Value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance depends on the attained age, years since issue, risk class and gender classification (in accordance with state law) of the Insured and the current Net Amount at Risk.

                    The Cost of Insurance is determined by subtracting the Accumulation Value at the previous Monthly Anniversary Day from the Death Benefit at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by the Company. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Table-B, Age Nearest Birthday (1980 CSO).

                    These Monthly Deductions are deducted proportionately from the value of each funding option. This is accomplished for the Sub-Accounts by canceling Accumulation Units and withdrawing the value of the canceled Accumulation Units from each funding option in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day.

                    ADMINISTRATIVE FEE

                    For administrative costs a daily deduction, currently equivalent to .10% per year, is made from amounts held in the Variable Account. This deduction is guaranteed not to exceed .30% per year.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    There will be a $25 transaction fee for each transfer between funding options in excess of four during any Policy Year.

                    MORTALITY AND EXPENSE RISK CHARGE

                    For mortality and expense risks, a daily deduction, currently equivalent to .85% per year during the first ten Policy Years, .35% per year during the eleventh through fifteenth Policy Years and .05% thereafter, is made from amounts held in the Variable Account. This deduction is guaranteed not to exceed .90% per year.

                    SURRENDERS DURING FIRST TWO POLICY YEARS -- REFUND OF PORTION OF PREMIUM LOAD

                    If the Policy is surrendered during the first 12 months after issue a credit will be paid equal to 60% of all Premium Loads previously deducted. If the Policy is surrendered during the months 13 through 24, the credit will equal 30% of all Premium Loads previously deducted.

                    In the event a Policy is surrendered during the first two Policy Years, the Aggregate Premium Load retained by the Company for sales and promotional expense will not exceed 30% of the sum of Premium Payments in the first two Policy Years up to one Guideline Annual Premium, plus 10% of Premium Payments in the first two Policy Years between one and two times one Guideline Annual Premium plus 9% of Premium Payments in the first two Policy Years in excess of two times one Guideline Annual Premium. Any surrenders may result in tax implications. See "Tax Matters".

                    Based on its actuarial determination, the Company is not certain whether the Premium Load, the policy issue fee and the monthly administrative expense deduction will cover all sales and administrative expenses which the Company will incur in connection with the Policy. Any shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of the Company, which supports insurance and annuity obligations.

THE FIXED
ACCOUNT

                    The Fixed Account is funded by the assets of the Company's General Account. Amounts held in the Fixed Account are guaranteed and will be credited with interest at rates equal to the lesser of 4% per year or the prevailing 30 day Treasury Bill Rate as of the last day of the preceding calendar month.

                    THE FIXED ACCOUNT IS MADE UP OF THE GENERAL ASSETS OF THE COMPANY OTHER THAN THOSE ALLOCATED TO ANY SEPARATE ACCOUNT. THE FIXED ACCOUNT IS PART OF THE COMPANY'S GENERAL ACCOUNT. BECAUSE OF APPLICABLE EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AND NEITHER THE FIXED ACCOUNT NOR THE COMPANY'S GENERAL ACCOUNT HAS BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT"). THEREFORE, NEITHER THE FIXED ACCOUNT NOR ANY INTEREST THEREIN IS GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, THE COMPANY HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

POLICY VALUES

                    ACCUMULATION VALUE

                    Once a Policy has been issued, each Net Premium Payment allocated to a Sub-Account of the Variable Account is credited in the form of Accumulation Units, representing the Fund in which assets of that Sub-Account are invested. Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at the Corporate Variable Products Service Center (or portion thereof allocated to a particular Sub-Account). The number of Accumulation Units credited is determined by dividing the Net Premium Payment by the value of an Accumulation Unit next computed after receipt. Since each Sub-Account has a unique Accumulation Unit value, a Policy Owner who has elected a combination of funding options will have Accumulation Units credited from more than one source.

                    The Accumulation Value of a Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Sub-Account by its appropriate current Accumulation Unit value; (b) if a combination of Sub-Accounts is elected, totaling the resulting values; and (c) adding any values attributable to the General Account (i.e., the Fixed Account Value and the Loan Account Value).

                    The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account.

                    The Fixed Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Variable Account. The Fixed Account Value is guaranteed; however, there is no assurance that the Variable Account Value of the Policy will equal or exceed the Net Premium Payments allocated to the Variable Account.

                    Each Policy Owner will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Account Value, the Fixed Account Value and the Loan Account Value.

                    Accumulation Value will be affected by Monthly Deductions.

                    VARIABLE ACCUMULATION UNIT VALUE

                    The value of a Variable Accumulation Unit for any Valuation Period is determined by multiplying the value of that Variable Accumulation Unit for the immediately preceding Valuation Period by the Net Investment Factor for the current period for the appropriate Sub-Account. The Net Investment Factor is determined separately for each Sub-Account by dividing (a) by (b) and subtracting (c) from the results where (a) equals the net asset value per share of the Fund held in the Sub-Account at the end of a Valuation Period plus the per share amount of any distribution declared by the Fund if the "ex-dividend" date is during the Valuation Period plus or minus taxes or provisions for taxes, if any, attributable to the operation of the Sub-Account during the Valuation Period; (b) equals the net asset value per share of the Fund held in the Sub-Account at the beginning of that Valuation Period, and
                    (c) is the daily charge for mortality and expense risk plus the daily fee for administration multiplied by the number of days in the Valuation Period.

                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options available through a rider attached to the Policy.

SURRENDERS

                    PARTIAL SURRENDERS

                    A partial surrender may be made at any time by written request to the Corporate Variable Products Service Center during the lifetime of the Insured and while the Policy is in force. A $25 transaction fee is charged.

                    The amount of a partial surrender may not exceed 90% of the Net Accumulation Value at the end of the Valuation Period in which the election becomes or would become effective, and may not be less than $500.

                    For Option B and C Policies (See "Death Benefit"): A partial surrender will reduce the Accumulation Value, Death Benefit, and Specified Amount. The Specified Amount and Accumulation Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                    For an Option A Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value and the Death Benefit, but it will not reduce the Specified Amount.

                    The Specified Amount remaining in force after a partial surrender may not be less than $50,000. Any request for a partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

                    If, at the time of a partial surrender, the Net Accumulation Value is attributable to more than one funding option, the $25 transaction charge and the amount paid upon the surrender will be taken proportionately from the values in each funding option, unless the Policy Owner and the Company agree otherwise.

                    FULL SURRENDERS

                    A full surrender may be made at any time. The Company will pay the Surrender Value next computed after receiving the Owner's written request at the Corporate Variable

                    Products Service Center in a form satisfactory to the Company. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of the surrendered amount from the Variable Account may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment or transfer from the Fixed Account may be deferred up to six months at the Company's option. If the Company exercises its right to defer such payments or transfers interest will be added as required by law.

LAPSE AND
REINSTATEMENT

                    LAPSE OF A POLICY

                    If there have been any loans or partial surrenders, and depending on the investment performance of the funding options, the Accumulation Value may be insufficient to keep this Policy in force, and payment of an additional premium may be necessary. The Policy may lapse unless there is sufficient Surrender Value to cover the Monthly Deduction.

                    A lapse occurs if a Monthly Deduction is greater than the Surrender Value and no payment to cover the Monthly Deduction is made within the Grace Period. The Company will send the Owner a lapse notice at least 31 days before the Grace Period expires.

                    REINSTATEMENT OF A LAPSED POLICY

                    The Owner can apply for reinstatement at any time during the Insured's lifetime. To reinstate a Policy, the Company will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deduction plus two additional Monthly Deductions.

                    If the Policy is reinstated within five years of the Issue Date, all values including the Loan Account Value will be reinstated to the point they were on the date of lapse.

                    If the Policy is reinstated after five years following the Issue Date, it will be reinstated on the Monthly Anniversary Day following the Company approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

POLICY LOANS

                    A Policy loan requires that a loan agreement be executed and that the Policy be assigned to the Company. The loan may be for any amount up to 90% of the then current Net Accumulation Value. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the Loan Account Value. If Policy values are held in more than one funding option, withdrawals from each funding option will be made in proportion to the assets in each funding option at the time of the loan for transfer to the Loan Account, unless the Company is instructed otherwise in writing at the Corporate Variable Products Service Center.

                    Interest on loans will accrue at an annual rate of 5%, and net loan interest (interest charged less interest credited as described below) is payable once a year in arrears on each anniversary of the loan, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and the net interest will be withdrawn proportionately from the values in each funding option.

                    The Company will credit interest on the Loan Account Value. During the first ten Policy Years, the Company's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan minus .95% (guaranteed not to exceed 1.2%). Beginning with the eleventh Policy Year, the Company's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan, less .45% annually (guaranteed not to exceed 1.2%), and beginning with the sixteenth policy year, .15% annually (guaranteed not to exceed 1.2%). In no case will the annual credited interest rate be less than 3.8%.

                    Repayments on the loan will be allocated among the funding options according to current Net Premium Payment allocations. However, the Company maintains the right to require that amounts loaned from the Fixed Account be allocated to the Fixed Account upon repayment. The Loan Account Value will be reduced by the amount of any loan repayment.

                    A Policy loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Accumulation Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Accumulation Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

SETTLEMENT OPTIONS

                    Proceeds in the form of Settlement Options are payable by the Company at the Beneficiary's election upon the Insured's death, or while the Insured is alive upon election by the Owner of one of the Settlement Options available through the addition of a rider.

                    A written request may be made to elect, change, or revoke a Settlement Option before payments begin under any Settlement Option. This request must be in form satisfactory to the Company, and will take effect upon its receipt at the Corporate Variable Products Service Center. Payments after the first payment will be made on the first day of each month.

                    FIRST OPTION -- Payments for a stated number of years.

                    SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for a specified number of months;

                    THIRD OPTION -- Payment of interest annually on the sum left with the Company at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                    FOURTH OPTION -- Installments of specified amounts payable until the proceeds with any interest thereon are exhausted.

                    ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement offered by the Company at the time the request is made.

ADDITIONAL INSURANCE BENEFIT

                    The Policy can be issued with an Additional Insurance Benefit as a portion of the total Death Benefit. The benefit provides annually renewable term life insurance on the life of the Insured.

                    The cost of the benefit is added to the Monthly Deduction, and is dependent on the attained age, years since issue, risk class and gender classification. The Company may adjust the monthly benefit rate from time to time, but the rate will never exceed the guaranteed cost of insurance rate for the benefit for that Policy Year.

                    The benefit provides a vehicle for a Policy Owner to increase the insurance protection under the Policy.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only where the Insured is below the age of 75.

                    SHORT-TERM RIGHT TO CANCEL THE POLICY

                    A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy and notice of withdrawal right are received, unless otherwise stipulated by state law requirements, or within 45 days after the application for the Policy is signed, whichever occurs later. The Initial Premium Payment made when the Policy is issued will be held in the CIGNA Variable Products Group Money Market Fund of the Variable Account and not allocated to any other Variable Sub-Accounts even if the Policy Owner may have so directed until three business days following the expiration of the Right-to-Examine Period. If the Policy is returned for cancellation in a timely fashion, the refund of premiums paid, without interest, will usually occur within seven days of notice of cancellation, although a refund of premiums paid by check may be delayed until the check clears.

                    POLICY OWNER

                    While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Policy Owner while the Insured is living. Any such change in ownership must be in a written form satisfactory to the Company and recorded at the Corporate Variable Products Service Center. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

                    If the Policy Owner is other than the Insured and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

                    BENEFICIARY

                    The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

                    The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Corporate

                    Variable Products Service Center. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by the Company before it was recorded.

                    If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured, the death proceeds shall be paid to the Policy Owner or the Policy Owner's executor(s), administrator(s) or assigns.

                    RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                    The Policy Owner may, within the first two Policy Years, exchange the Policy for a flexible premium adjustable life insurance policy then being offered by the Company's Corporate Insurance Department. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Issue Date. No evidence of insurability will be required.

                    The Policy Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. The new policy will have the same Issue Date and Issue Age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    INCONTESTABILITY

                    The Company will not contest payment of the death proceeds based on the Initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the death proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.

                    MISSTATEMENT OF AGE

                    The Company will adjust the Death Benefit and Accumulation Value. The adjustment process will recalculate all such benefits and values to the amount that would have been calculated using the rates that were in effect at the time of each monthly anniversary. The proceeds will begin with the recalculation based on the rates in effect on the Issue Date. Each succeeding recalculation will be based on the rates in effect on the corresponding monthly anniversary.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, the Company will pay no more than the sum of the premiums paid, less any indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

TAX MATTERS

                    The following discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                    POLICY PROCEEDS

                    Section 7702 of the Code provides a definition of a life insurance policy for federal tax purposes. This definition can be satisfied by complying with either the cash value test or the guideline premium test set forth in Section 7702. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code. However, if a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not afford the tax advantage normally provided by a life insurance policy.

                    A life insurance policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under the Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

                    It may not be advantageous to replace existing insurance with Policies described in this Prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Treasury regulation 1.817-5 issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. Generally, no more than 55 percent of the value of the total assets may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. U.S. Treasury Securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. The Company believes the Variable Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

                    A total surrender or termination of the Policy by lapse, a change in the Specified Amount, payment of Additional Premiums, a Policy Loan, a change in Death Benefit Option, the exchange of a Policy for a fixed-benefit policy, or the assignment of a Policy may have adverse tax consequences. If the amount received by the Policy Owner upon surrender or termination plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

                    TAXATION OF THE COMPANY

                    The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units.

                    The Company does not initially expect to incur any Federal income tax liability that would be chargeable directly to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

                    The Company may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    SECTION 848 CHARGES

                    The premium load is assessed to cover state taxes, federal income tax liabilities and a portion of the sales expenses incurred by the Company. The portion of the premium load other than for sales expenses is made up of 2.25% for state taxes and 1.25% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs. The 1.25% charge for federal income tax liabilities is reasonable in relation to the Company's increased taxes under this Section of the Code.

OTHER MATTERS

                    DIRECTORS AND OFFICERS OF THE COMPANY

                    The following persons are Directors and officers of the Company. The address of each is 900 Cottage Grove Road, Hartford, CT 06152 and each has been employed by the Company or its affiliates for more than five years except Mr. Jones, Mr. Alexander and Dr. Schaffer. Prior to February 1994, Mr. Jones was Executive Vice President, Chief Administrative Officer, Chief Operating Officer and Director, NAC Re Corporation and NAC Reinsurance Corporation (Chief Operating Officer of NAC Re Corporation beginning June 1993). Prior to December 1994, Mr. Alexander was Director, Human Development E.I. Dupont De Nemours, Inc. Prior to May 1993, Dr. Schaffer was Vice President, Professional Affairs, Aetna Health Plans, Aetna Life & Casualty.

                                       POSITIONS AND OFFICES
       NAME AND ADDRESS                  WITH THE COMPANY
------------------------------  -----------------------------------
Thomas C. Jones                 President
                                (Principal Executive Officer)
James T. Kohan                  Vice President and Actuary
                                (Principal Financial Officer)
Robert Moose                    Vice President
                                (Principal Accounting Officer)
David C. Kopp                   Corporate Secretary
Andrew G. Helming               Secretary
Stephen C. Stachelek            Vice President and Treasurer
Harold W. Albert                Director
Martin A. Brennan               Director and Senior Vice President
Robert W. Burgess               Director
John G. Day                     Director and Chief Counsel
S. Tyrone Alexander             Director and Senior Vice President
Joseph M. Fitzgerald            Director and Senior Vice President
Arthur C. Reeds, III            Director and Senior Vice President
Patricia L. Rowland             Director and Senior Vice President
W. Allen Schaffer, M.D.         Director and Senior Vice President
John Wilkinson                  Director, Senior Vice President and
                                Chief Financial Officer

                    DISTRIBUTION OF POLICIES

                    The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). The Policies will be distributed by the Company's principal underwriter, CIGNA Financial Advisors, Inc. ("CFA"), whose address is the same as the Company's. CFA is a Connecticut corporation organized in 1967, and is the principal underwriter for the Company's other registered separate accounts and for a registered separate account of CIGNA Life Insurance Company, a wholly-owned subsidiary of the Company.

                    Gross first year commissions paid by the Company, on the sale of the Policies will not exceed 47% of one Guideline Annual Premium, plus 4.3% of any Premium Payment in excess of the Guideline Annual Premium. Gross renewal commissions paid by the Company will not exceed 4.3% of Premium Payments, plus 25% of any increase in Guideline Annual Premium.

                    CHANGES OF INVESTMENT POLICY

                    The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by the Company on the life of the Insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

                    OTHER CONTRACTS ISSUED BY THE COMPANY

                    The Company does presently and will, from time to time, offer other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                    STATE REGULATION

                    The Company is subject to the laws of Connecticut governing insurance companies and to regulation by the Connecticut Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Connecticut Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    REPORTS TO POLICY OWNERS

                    The Company maintains Policy records and will mail to each Policy Owner, at the last known address of record, an annual statement showing the amount of the current death benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Loan Account Value.

                    Policy Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, changes in future premium allocation, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

                    ADVERTISING

                    The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Policies. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    LEGAL PROCEEDINGS

                    There are no material legal or administrative proceedings pending or known to be contemplated, other than ordinary routine litigation incidental to the business, to which the Company and the Variable Account are parties or to which any of their property is subject. The principal underwriter, CFA, is not engaged in any material litigation of any nature.

                    EXPERTS

                    Actuarial opinions regarding Deferred Acquisition Cost Tax (DAC Tax) and Mortality and Expense Charges included in this Prospectus have been rendered by Timothy J. Luedtke, FSA, 900 Cottage Grove Road, Hartford, CT 06152, as stated in the opinion filed as an Exhibit to the Registration Statement given on the authority of Mr. Luedtke as an expert in actuarial matters.

                    Legal matters in connection with the Policies described herein are being passed upon by Robert A. Picarello, Esq., Chief Counsel, CIGNA Individual Insurance, 900 Cottage Grove Road, Hartford, CT 06152, in the opinion filed as an Exhibit to the Registration Statement given on his authority as an expert in these matters.

                    REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                    FINANCIAL STATEMENTS

                    Consolidated balance sheets of the Company and its subsidiaries as of December 31, 1995 and 1994 and related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 1995, 1994 and 1993 will be filed by pre-effective amendment.

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFITS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefits may be different. The illustrations also assume there are no Policy loans, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks and for administrative expenses. The administrative expense charge is currently at an annual effective rate of 0.10% of the daily net asset value of the Variable Account and is guaranteed not to exceed 0.30% per year. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.85% of the daily net asset value of the Variable Account. After the Tenth Policy Year, the mortality and expense risk charge is reduced to 0.35% on an annual basis of the daily net assets of the Variable Account. After the Fifteenth Policy Year, the mortality and expense risk charge is further reduced to 0.05% on an annual basis of the daily net assets of the Variable Account. The mortality and expense risk charge is guaranteed not to exceed an annual effective rate of 0.90%. In addition, the net investment returns also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.85% of the daily net asset value of the Variable Account.

                    Assuming current charges for administration and mortality and expense risks, gross annual rates of 0%, 6%, and 12% correspond to net experience at constant annual rates of -1.80%, 4.20% and 10.20% during the first ten policy years, constant annual rates of -1.30%, 4.70% and 10.70% during the eleventh through fifteenth policy years and constant annual rates of -1.00%, 5.00% and 11.00% thereafter. Assuming guaranteed charges for administration and mortality and expense risks, gross annual rates of 0%, 6% and 12% correspond to net experience at constant annual rates of -2.05%, 3.95% and 9.95% in all policy years.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefits than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load from each Premium Payment. Current and guaranteed values reflect a deduction of 6.5% of each Premium Payment, plus an additional 40% of the first year's Premium Payments up to one Guideline Annual Premium.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will refund a portion of the sales load for any Policy surrendered during the first two years.

                    In addition, the illustrations reflect the fact that the Company deducts an $8 monthly administrative charge at the beginning of each Policy Month, as well as an initial $250 policy issue charge.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    NON SMOKER    ISSUE AGE 45
                                  $4,935 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  GUIDELINE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------
   1         4,935     500,000    500,000     500,000      1,686      1,808       1,930      3,063      3,185       3,307
   2        10,117     500,000    500,000     500,000      5,396      5,875       6,370      6,180      6,660       7,155
   3        10,673     500,000    500,000     500,000      8,910      9,981      11,128      8,910      9,981      11,128
   4        11,251     500,000    500,000     500,000     12,223     14,119      16,228     12,223     14,119      16,228
   5        11,814     500,000    500,000     500,000     15,362     18,315      21,732     15,362     18,315      21,732
   6        12,404     500,000    500,000     500,000     18,342     22,586      27,697     18,342     22,586      27,697
   7        13,035     500,000    500,000     500,000     21,167     26,935      34,173     21,167     26,935      34,173
   8        13,686     500,000    500,000     500,000     23,852     31,380      41,229     23,852     31,380      41,229
   9        14,371     500,000    500,000     500,000     26,400     35,928      48,929     26,400     35,928      48,929
  10        15,089     500,000    500,000     500,000     28,805     40,577      57,336     28,805     40,577      57,336
  15        24,195     500,000    500,000     500,000     38,511     65,807     114,266     38,511     65,807     114,266
  20        30,880     500,000    500,000     500,000     39,924     90,705     205,622     39,924     90,705     205,622
  25        39,412     500,000    500,000     500,000     26,035    108,632     355,972     26,035    108,632     355,972
  30        56,013           0    500,000     656,119          0    112,468     620,332          0    112,468     620,332

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates are assumed. Current mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current mortality and expense risk charges and administrative expense charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    NONSMOKER    ISSUE AGE 45
                                  $4,935 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  GUIDELINE TEST

                                 DEATH BENEFIT                 TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
                          ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%    GROSS 12%
                         NET        NET          NET         NET        NET          NET         NET        NET          NET
                        -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%
                                 IN YEARS 1-10                       IN YEARS 1-10                       IN YEARS 1-10
                         NET        NET          NET         NET        NET          NET         NET        NET          NET
          PREMIUMS      -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%
         ACCUMULATED            IN YEARS 11-15                      IN YEARS 11-15                      IN YEARS 11-15
END OF       AT          NET        NET          NET         NET        NET          NET         NET        NET          NET
POLICY   5% INTEREST    -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%       -2.05%     3.95%        9.95%
 YEAR     PER YEAR           IN YEARS 16 AND AFTER               IN YEARS 16 AND AFTER               IN YEARS 16 AND AFTER
------   -----------   ---------------------------------   ---------------------------------   ---------------------------------
   1         4,935     500,000    500,000       500,000        639        727           816      2,016      2,104         2,193
   2        10,117     500,000    500,000       500,000      3,330      3,678         4,038      4,115      4,462         4,823
   3        10,673     500,000    500,000       500,000      5,843      6,620         7,453      5,843      6,620         7,453
   4        11,251     500,000    500,000       500,000      8,163      9,534        11,063      8,163      9,534        11,063
   5        11,814     500,000    500,000       500,000     10,290     12,416        14,884     10,290     12,416        14,884

   6        12,404     500,000    500,000       500,000     12,213     15,253        18,926     12,213     15,253        18,926
   7        13,035     500,000    500,000       500,000     13,905     18,008        23,181     13,905     18,008        23,181
   8        13,686     500,000    500,000       500,000     15,345     20,657        27,648     15,345     20,657        27,648
   9        14,371     500,000    500,000       500,000     16,505     23,162        32,321     16,505     23,162        32,321
  10        15,089     500,000    500,000       500,000     17,353     25,482        37,187     17,353     25,482        37,187

  15        24,195     500,000    500,000       500,000     16,157     33,103        64,481     16,157     33,103        64,481
  20        30,880     500,000    500,000       500,000      2,050     28,544        95,694      2,050     28,544        95,694
  25        39,412           0          0       500,000          0          0       125,367          0          0       125,367
  30        56,013           0          0       500,000          0          0       141,214          0          0       141,214

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates are assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of guaranteed administrative expense and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    NONSMOKER    ISSUE AGE 45
                                  $4,935 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  CASH VALUE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET                    NET        NET                    NET        NET
          PREMIUMS      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------
   1         4,935     500,000    500,000     500,000      1,686      1,808       1,930      3,063      3,185       3,307
   2        10,117     500,000    500,000     500,000      5,396      5,875       6,370      6,180      6,660       7,155
   3        10,673     500,000    500,000     500,000      8,910      9,981      11,128      8,910      9,981      11,128
   4        11,251     500,000    500,000     500,000     12,223     14,119      16,228     12,223     14,119      18,228
   5        11,814     500,000    500,000     500,000     15,362     18,315      21,732     15,362     18,315      21,732

   6        12,404     500,000    500,000     500,000     18,342     22,586      27,697     18,342     22,586      27,697
   7        13,035     500,000    500,000     500,000     21,167     25,935      34,173     21,167     26,935      34,173
   8        13,686     500,000    500,000     500,000     23,852     31,380      41,229     23,852     31,380      41,229
   9        14,371     500,000    500,000     500,000     26,400     35,928      48,929     26,400     35,928      48,929
  10        15,089     500,000    500,000     500,000     28,805     40,577      57,336     28,805     40,577      57,336

  15        24,195     500,000    500,000     500,000     38,511     65,807     114,266     38,511     65,807     114,266
  20        30,880     500,000    500,000     500,000     39,924     90,705     205,622     39,924     90,705     205,622
  25        39,412     500,000    500,000     567,169     26,035    108,632     355,032     26,035    108,632     355,032
  30        56,013           0    500,000     847,694          0    112,468     593,185          0    112,468     593,185

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates are assumed. Current mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current administrative expense charges and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    NON SMOKER    ISSUE AGE 45
                                  $4,935 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  CASH VALUE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         4,935     500,000    500,000     500,000        639        727         816      2,016      2,104       2,193
   2        10,117     500,000    500,000     500,000      3,330      3,678       4,038      4,115      4,462       4,823
   3        10,673     500,000    500,000     500,000      5,843      6,620       7,453      5,843      6,620       7,453
   4        11,251     500,000    500,000     500,000      8,163      9,534      11,063      8,163      9,534      11,063
   5        11,814     500,000    500,000     500,000     10,290     12,416      14,884     10,290     12,416      14,884

   6        12,404     500,000    500,000     500,000     12,213     15,253      18,926     12,213     15,253      18,926
   7        13,035     500,000    500,000     500,000     13,905     18,008      23,181     13,905     18,008      23,181
   8        13,686     500,000    500,000     500,000     15,345     20,657      27,648     15,345     20,657      27,648
   9        14,371     500,000    500,000     500,000     16,505     23,162      32,321     16,505     23,162      32,321
  10        15,089     500,000    500,000     500,000     17,353     25,482      37,187     17,353     25,482      37,187

  15        24,195     500,000    500,000     500,000     16,157     33,103      64,481     16,157     33,103      64,481
  20        30,880     500,000    500,000     500,000      2,050     28,544      95,694      2,050     28,544      95,694
  25        39,412           0          0     500,000          0          0     125,367          0          0     125,367
  30        56,013           0          0     500,000          0          0     141,214          0          0     141,214

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates are assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of guaranteed administrative expense and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    UNISMOKER    ISSUE AGE 45
                                  $5,254 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  GUIDELINE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         5,254     500,000    500,000     500,000      1,777      1,907       2,037      3,243      3,373       3,503
   2        10,771     500,000    500,000     500,000      5,677      6,185       6,709      6,512      7,020       7,544
   3        11,359     500,000    500,000     500,000      9,342     10,474      11,686      9,342     10,474      11,686
   4        11,972     500,000    500,000     500,000     12,781     14,780      17,003     12,781     14,780      17,003
   5        12,571     500,000    500,000     500,000     16,017     19,123      22,719     16,017     19,123      22,719

   6        13,199     500,000    500,000     500,000     19,067     23,522      28,893     19,067     23,522      26,893
   7        13,869     500,000    500,000     500,000     21,943     27,988      35,584     21,943     27,988      35,584
   8        14,563     500,000    500,000     500,000     24,656     32,534      42,856     24,656     32,534      42,856
   9        15,291     500,000    500,000     500,000     27,217     37,174      50,784     27,217     37,174      50,784
  10        16,055     500,000    500,000     500,000     29,621     41,906      59,433     29,621     41,906      50,433

  15        25,748     500,000    500,000     500,000     38,968     67,294     117,802     38,968     67,294     117,802
  20        32,861     500,000    500,000     500,000     39,065     91,518     211,210     39,065     91,518     211,210
  25        41,940     500,000    500,000     500,000     22,859    107,777     365,814     22,859    107,777     365,814
  30        59,609           0    500,000     677,652          0    109,058     638,736          0    109,058     638,736

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates are assumed. Current mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current administrative expense charges and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    UNISMOKER    ISSUE AGE 45
                                  $5,254 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  GUIDELINE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
                       --------   --------   ---------   --------   --------   ---------   --------   --------   ---------
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         5,254     500,000    500,000     500,000        268        349         431      1,734      1,815       1,897
   2        10,771     500,000    500,000     500,000      2,674      2,991       3,320      3,509      3,826       4,155
   3        11,359     500,000    500,000     500,000      4,860      5,563       6,319      4,860      5,563       6,319
   4        11,972     500,000    500,000     500,000      6,826      8,059       9,437      6,826      8,059       9,437
   5        12,571     500,000    500,000     500,000      8,549     10,448      12,657      8,549     10,448      12,657

   6        13,199     500,000    500,000     500,000     10,019     12,711      15,979     10,019     12,711      15,979
   7        13,869     500,000    500,000     500,000     11,207     14,812      19,381     11,207     14,812      19,381
   8        14,563     500,000    500,000     500,000     12,090     16,714      22,845     12,090     16,714      22,845
   9        15,291     500,000    500,000     500,000     12,628     18,366      26,337     12,628     18,366      26,337
  10        16,056     500,000    500,000     500,000     12,789     19,720      29,825     12,789     19,720      29,825

  15        25,748     500,000    500,000     500,000      7,196     20,595      46,444      7,196     20,595      46,444
  20        32,861           0    500,000     500,000          0      5,195      57,237          0      5,195      57,237
  25        41,940           0          0     500,000          0          0      46,542          0          0      46,542
  30        59,609           0          0           0          0          0           0          0          0           0

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates are assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return, Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of guaranteed administrative expense charges and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    UNISMOKER    ISSUE AGE 45
                                  $5,254 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  CASH VALUE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%      -1.80%     4.20%      10.20%
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET                    NET        NET                    NET        NET
          PREMIUMS      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%      -1.30%     4.70%      10.70%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%      -1.00%     5.00%      11.00%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         5,254     500,000    500,000     500,000      1,777      1,907       2,037      3,243      3,373       3,503
   2        10,771     500,000    500,000     500,000      5,677      6,185       6,709      6,512      7,020       7,544
   3        11,359     500,000    500,000     500,000      9,342     10,474      11,686      9,342     10,474      11,686
   4        11,972     500,000    500,000     500,000     12,781     14,780      17,003     12,781     14,780      17,003
   5        12,571     500,000    500,000     500,000     16,017     19,123      22,719     16,017     19,123      22,719

   6        13,199     500,000    500,000     500,000     19,067     23,522      28,893     19,067     23,522      28,893
   7        13,869     500,000    500,000     500,000     21,943     27,988      35,584     21,943     27,988      35,584
   8        14,563     500,000    500,000     500,000     24,656     32,534      42,856     24,656     32,534      42,856
   9        15,291     500,000    500,000     500,000     27,217     37,174      50,784     27,217     37,174      50,784
  10        16,055     500,000    500,000     500,000     29,621     41,906      59,433     29,621     41,906      58,433

  15        25,748     500,000    500,000     500,000     38,968     67,294     117,802     38,968     67,294     117,802
  20        32,861     500,000    500,000     500,000     39,065     91,518     211,210     39,065     91,518     211,210
  25        41,940     500,000    500,000     571,686     22,859    107,777     364,640     22,859    107,777     364,640
  30        59,609           0    500,000     864,277          0    109,058     608,995          0    109,058     608,995

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates are assumed. Current mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current administrative expense charges and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  UNISEX    UNISMOKER    ISSUE AGE 45
                                  $5,254 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION B
                                  CASH VALUE TEST

                                DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
                         ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
                       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
                        -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
                       --------   --------   ---------   --------   --------   ---------   --------   --------   ---------
                                IN YEARS 1-10                     IN YEARS 1-10                     IN YEARS 1-10
                         NET        NET         NET        NET        NET         NET        NET        NET         NET
          PREMIUMS      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
         ACCUMULATED           IN YEARS 11-15                    IN YEARS 11-15                    IN YEARS 11-15
END OF       AT          NET        NET         NET        NET        NET         NET        NET        NET         NET
POLICY   5% INTEREST    -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%      -2.05%     3.95%       9.95%
 YEAR     PER YEAR          IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER             IN YEARS 16 AND AFTER
------   -----------   -------------------------------   -------------------------------   -------------------------------

   1         5,254     500,000    500,000     500,000        268        349         431      1,734      1,815       1,897
   2        10,117     500,000    500,000     500,000      2,674      2,991       3,320      3,509      3,826       4,155
   3        11,359     500,000    500,000     500,000      4,860      5,563       6,319      4,860      5,563       6,319
   4        11,972     500,000    500,000     500,000      6,826      8,059       9,437      6,826      8,059       9,437
   5        12,571     500,000    500,000     500,000      8,549     10,448      12,657      8,549     10,448      12,657

   6        13,199     500,000    500,000     500,000     10.019     12,711      15,979     10,019     12,711      15,979
   7        13,869     500,000    500,000     500,000     11,207     14,812      19,381     11,207     14,812      19,381
   8        14,563     500,000    500,000     500,000     12,090     16,714      22,845     12,090     16,714      22,845
   9        15,291     500,000    500,000     500,000     12,628     18,366      26,337     12,628     18,366      26,337
  10        16,056     500,000    500,000     500,000     12,789     19,720      29,825     12,789     19,720      29,825

  15        25,748     500,000    500,000     500,000      7,196     20,595      46,444      7,196     20,595      46,444
  20        32,861           0    500,000     500,000          0      5,195      57,237          0      5,195      57,237
  25        41,940           0          0     500,000          0          0      46,542          0          0      46,542
  30        59,609           0          0           0          0          0           0          0          0           0

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates are assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load are assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of guaranteed administrative expense charges and mortality and expense risk charges and (2) assumed Fund total expenses of 0.85% per year. See "Expense Data" at pages 10-11 of this Prospectus.

      [LOGO]

                                                                   550253 (3/96)

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of 40 pages;
       The undertaking to file reports;
       The signatures;
       Opinion and written consent of Robert A. Picarello:
           Robert A. Picarello
       Opinion and Representation and Consents of Timothy J. Luedtke

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant, CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02, has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the town of Bloomfield and State of Connecticut, on the 14th day of March, 1996.

                                          CG CORPORATE INSURANCE VARIABLE LIFE
                                          SEPARATE ACCOUNT 02
                                          (Name of Registrant)

                                          By:         /s/ THOMAS C. JONES

                                             -----------------------------------
                                                      Thomas C. Jones,
                                                          PRESIDENT
                                             CONNECTICUT GENERAL LIFE INSURANCE
                                                           COMPANY

                                          CONNECTICUT GENERAL LIFE INSURANCE
                                          COMPANY
                                          (Name of Depositor)

                                          By:         /s/ THOMAS C. JONES

                                             -----------------------------------
                                                      Thomas C. Jones,
                                                          PRESIDENT

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed below on March 14, 1996 by the following persons in the capacities indicated:

             SIGNATURE                         TITLE                 DATE
-----------------------------------  ------------------------- -----------------

          THOMAS C. JONES            President (Principal
-----------------------------------   Executive                 March 14, 1996
          Thomas C. Jones             Officer)

                                     Vice President and
          JAMES T. KOHAN*             Actuary
-----------------------------------   (Principal Financial      March 14, 1996
          James T. Kohan              Officer)

           ROBERT MOOSE*
-----------------------------------  Vice President (Principal  March 14, 1996
           Robert Moose               Accounting Officer)

         HAROLD W. ALBERT*
-----------------------------------  Director                   March 14, 1996
         Harold W. Albert

        MARTIN A. BRENNAN*
-----------------------------------  Director                   March 14, 1996
         Martin A. Brennan

             SIGNATURE                         TITLE                 DATE
-----------------------------------  ------------------------- -----------------

        ROBERT W. BURGESS*
-----------------------------------  Director                   March 14, 1996
         Robert W. Burgess

           JOHN G. DAY*
-----------------------------------  Director                   March 14, 1996
            John G. Day

       JOSEPH M. FITZGERALD*
-----------------------------------  Director                   March 14, 1996
       Joseph M. Fitzgerald

       ARTHUR C. REEDS, III*
-----------------------------------  Director                   March 14, 1996
       Arthur C. Reeds, III

       PATRICIA L. ROWLAND*
-----------------------------------  Director                   March 14, 1996
        Patricia L. Rowland

     W. ALLEN SCHAFFER, M.D.*
-----------------------------------  Director                   March 14, 1996
      W. Allen Schaffer, M.D.

      *By ROBERT A. PICARELLO
-----------------------------------
        Robert A. Picarello                                     March 14, 1996
         ATTORNEY-IN-FACT
   (A Majority of the Directors)

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Connecticut General Life Insurance Company, hereby severally constitute and appoint David C. Kopp and
Robert A. Picarello, and each of them individually, our true and lawful attorneys-in-fact, with full power to them and each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form N-4 or Form S-6 which may be filed with the Securities and Exchange Commission under the Securities Act of 1933, hereby ratifying and confirming our signatures as they may be signed by either of our attorneys-in-fact to any such Registration Statement.

    WITNESS our hands and common seal on this 31st day of May, 1995.

             SIGNATURE                         TITLE
-----------------------------------  -------------------------

          THOMAS C. JONES
-----------------------------------  President (Principal
          Thomas C. Jones             Executive Officer)

          JAMES T. KOHAN             Vice President and
-----------------------------------   Actuary (Principal
          James T. Kohan              Financial Officer)

           ROBERT MOOSE
-----------------------------------  Vice President (Principal
           Robert Moose               Accounting Officer)

         HAROLD W. ALBERT
-----------------------------------  Director
         Harold W. Albert

        S. TYRONE ALEXANDER
-----------------------------------  Director
        S. Tyrone Alexander

         MARTIN A. BRENNAN
-----------------------------------  Director
         Martin A. Brennan

         ROBERT W. BURGESS
-----------------------------------  Director
         Robert W. Burgess

            JOHN G. DAY
-----------------------------------  Director
            John G. Day

          R. CHRIS DOERR
-----------------------------------  Director
          R. Chris Doerr

        LAWRENCE P. ENGLISH
-----------------------------------  Director
        Lawrence P. English

       JOSEPH M. FITZGERALD
-----------------------------------  Director
       Joseph M. Fitzgerald

       ARTHUR C. REEDS, III
-----------------------------------  Director
       Arthur C. Reeds, III

      W. ALLEN SCHAFFER, M.D.
-----------------------------------  Director
      W. Allen Schaffer, M.D.

        PATRICIA L. ROWLAND
-----------------------------------  Director
        Patricia L. Rowland

Robert A. Picarello
Chief Counsel

                                                                    [LOGO]

March 14, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form S-6 Registration Statement - File No. 33-
CG Corporate Insurance Variable Life Separate Account 02 (the "Account")

Dear Sirs:

As Chief Counsel of the Individual Insurance Division of Connecticut General Life Insurance Company (the "Company"), I am familiar with the actions of the Board of Directors establishing the Account and its method of operation and authorizing the filing of a registration statement under the Securities Act of 1933 for the securities to be issued by the Account and under the Investment Company Act of 1940 for the Account itself.

In the course of preparing this opinion, I have reviewed the Certificate of Incorporation and the By-Laws of the Company, the Board actions with respect to the Account, and such other matters as I deemed necessary or appropriate. Based on such review, I am of the opinion that the variable life insurance contracts (and interests therein) which are the subject of the registration statement under the Securities Act of 1933 being filed for the Account will, when issued, be legally issued and will represent binding obligations of the Company, the depositor for the Account.

I further consent to the use of this opinion as an Exhibit to said Registration Statement and to the reference to me under the heading "Experts" in said Registration Statement.

Very truly yours,

/s/ ROBERT A. PICARELLO

Robert A. Picarello
Chief Counsel

                                                                    [LOGO]

INTEROFFICE MEMO

Date:      March 14, 1996
To:        File

From:      Timothy J. Luedtke, S251

Telephone: 721-1612

Subject:   Flexible Premium Variable Life Insurance Policy
           Actuarial Opinion Regarding DAC Tax Charge

This memo has been prepared for filing as an exhibit with Connecticut General Life Insurance Company's (the "Company") registration statement on Form S-6 with the Securities and Exchange Commission for CG Corporate Insurance Variable Life Separate Account 02 (the "Account"). The filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940.

In the opinion of the undersigned:

1. The 1.25% of premium charged as part of the premium load(1) for the additional Federal Income Tax burden under Internal Revenue Code Section 848 (DAC Tax) is reasonable in relation to CGLIC's increased taxes under this Section. In determining reasonableness, CGLIC has taken into account the benefit of future deductions and has used a discount rate of 10% representing our cost of capital.

2. The 10% cost of capital assumption is reasonable and appropriate for use in calculating the present value of future tax deductions. CGLC seeks an after-tax rate of return on investment capital well in excess of 10%, and to the extent that capital must be used to meet increased federal tax burden under Section 848 resulting from the receipt of premiums, such capital is not available for investment. Thus, the cost of capital used to satisfy our tax burden is equal to the after-tax rate of return on capital. To the extent that the 10% discount rate is lower than CGLIC's actual targeted rate of return, a margin is provided that the calculation of CGLIC's increased tax burden attributable to the receipt of premiums will continue to be reasonable over time, even if the corporate tax rate or targeted rate of return is lowered.

3. The factors used to determine the cost of capital are appropriate. The factors considered include the following: actual historical costs CGLIC has incurred for capital, market interest rates, CGLIC's anticipated long term growth rate, the risk level for this type of business, and inflation.

I hereby consent to the reference to me under "Experts" in said registration statement.

/s/ TIMOTHY J. LUEDTKE
Timothy J. Luedtke, FSA, MAAA
Assistant Vice President and Actuary
Connecticut General Life Insurance Company

------------------------------
(1) The premium load structure consists of:
1. A First Year premium load which is comprised of: (a) a sales load of 40% on the amount of premium paid up to the first guideline annual premium and (b) an additional premium load of 6.5% on total first year premium; and
2. A Renewal Year premium load of 6.5% on total renewal year premium.

                                                                    [LOGO]

INTEROFFICE MEMO

Date:      March 14, 1996
To:        File

From:      Timothy J. Luedtke, S251

Telephone: 721-1612

Subject:   Flexible Premium Variable Life Insurance Policy
           Representation Pursuant to Rule 6e-3(T)

This memo has been prepared for filing as an exhibit with Connecticut General Life Insurance Company's (the "Company") registration statement on Form S-6 with the Securities and Exchange Commission for CG Corporate Insurance Variable Life Separate Account 02 (the "Account"). The filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A).

The Company makes the following representations:

1.  Rule 6e-3(T)(b)(13)(iii)(F) has been relied upon.

2. The level of the Mortality and Expense Risk Charge is reasonable in relation to the risks assumed by the Company under the policies. The methodology used to support this representation is based on an analysis of the policies, including the level of other expense charges, uncertainties in terms of expense and mortality factors, and policy guarantees. The Company undertakes to keep and make available to the Commission on request the documents used to support this representation.

3. There is reasonable likelihood that the distribution financing arrangement of the Account will benefit the Account and Policy Owners, and the Company will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

4. The Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under 12b-1 to finance distribution expenses.

I hereby consent to the reference to me under "Experts" in said registration statement.

/s/ TIMOTHY J. LUEDTKE
Timothy J. Luedtke, FSA, MAAA
Assistant Vice President and Actuary
Connecticut General Life Insurance Company